SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: 2004 Corporate Governance Report” dated on August 12, 2005.

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

CORPORATE GOVERNANCE

REPORT

TELECOMUNICAÇÕES DE SÃO PAULO S/A

June 2005

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

1.

Introduction

Telecomunicações de São Paulo S/A (TELESP), a listed company, is subject to the Corporate Law and the regulation of the Comissão de Valores Mobiliários - CVM, in Brazil, as well as the laws of the United States of America for the filing and issuance of its shares in the New York Stock Exchange - NYSE. Besides being subject to the aforementioned laws and regulations, TELESP is committed to follow high standards of ethical and honest behavior within its activities.

Thus, aiming, above all, the valorization of the Company and its shares, as well as the protection of its investors, employees, shareholders and clients, it has adopted practices of corporate governance, basically involving the transparency of information of its operations, the reporting of the activities and the equality in the treatment to the shareholders.

The main objectives pursued are, among others: (i) that there is no omission or any untrue information about the relevant facts or acts in the public information, (ii) that the disclosure of information of the Company accurately reflect the reality of its financial condition and the results of its operations, and (iii) to set the role and specific functions of the Board of Directors as the supervisor of the direction and administration of the Company.

Thus, TELESP has implemented several internal guidelines to ensure that such objectives are reached. These guidelines regulate, among other aspects, the way in which the information must be disclosed to the market, as well as the internal procedure in order to achieve such disclosures. The aforementioned internal guidelines are:

(i)	Internal Code of Conduct (“RIC”)

(ii)	Guidelines for the Disclosure of Information to the Markets

(iii)	Guidelines for the Filing, Disclosure and Control of the Financial and Accounting Information of TELESP

(iv)	Code of Conduct for Employees of Finance (Code of Ethics)

Besides the guidelines listed above, the Company has the following corporate guidelines for control, approved by Telefónica S.A. in Spain (“Telefónica”) and used by Telesp, which regulate relevant activities:

(i)	Group Operations with Centralized Decision (NCC 01)

(ii)	General Guidelines for Payments (NCC 02)

(iii)	Contracting and Purchase of Assets and Services-Criteria Guidelines (NCC 03)

(iv)	Intra-Group Operations (NCC 06)

(v)	Travel Guidelines: Conditions for the Employees holding a position lower than Manager (NCC 07)

(vi)	Guidelines for Previous Approval of Services to be Rendered by the External Auditor

Following the directives established by Telefónica, the business lines of the Telefónica Group, including TELESP, have adopted corporate governance practices, so that the Group can present to the markets, in a united front, a commitment with the transparency of its operations, guaranteeing more security and tranquility to its investors. Therefore, the Board of Directors of TELESP, on its session held on June 20, 2005, approved the present Corporate Governance Report.

This Report is configured as an exercise of analysis and revision of the current situation of the Company, and as a starting point to consider possible short-term and medium-term improvement initiatives, keeping in mind the search for a corporate governance formula that better defends the interest of the shareholders and the better valuation of the Company.

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

Aiming a better comprehensiveness of the structure and practices of corporate governance of TELESP, this report takes into account the main considerations and recommendations, both domestically and internationally, that are discussed on this subject.

Consequently, and just for information purposes, we can say that are being considered the recommendations and proposal issued on the following forums:

-	Corporate Law (Law nº 6.404/76);

-	CVM Instructions 358/02 and 369/02;

-	Recommendations of the CVM about Corporate Governance of June 2002;

-	Sarbanes-Oxley Act, of August 2002;

-	Policy for the Disclosure of Relevant Acts and Facts of the Company;

-	Internal Code of Conduct (RIC);

-	Guidelines for the Filing, Disclosure and Control of the Financial and Accounting Information;

-	Guidelines for the Disclosure of Information to the Markets;

-	Code of Conduct for Employees of Finance (Code of Ethics);

-	Guidelines for Previous Approval of Services to be Rendered by the External Auditor (guidelines developed by Telefónica S.A.; which are in the process of being adapted for TELESP).

TELESP, with the practices that it has been adopting internally, takes a firm commitment with its shareholders in order to ratify and consolidate the practices of corporate governance. Accordingly, the implementation of the present report was approved, in which the real structures of corporate governance of TELESP is analyzed, as well as the degree of compliance of the main existing recommendations regarding the subject.

It is worth noting that the Company adopted an objective approach when it came to consider the existing measures and recommendations, having in mind more than just the literal interpretation of the recommendation, the basic principles and objectives that support and guide them.

In summary, the main recommendations that were considered are the following:

- Explicit assumption by the Board of Directors of the general function of supervision, without possibility of delegation and the establishment of a list of subjects reserved for its knowledge;

- Inclusion, in the Board of Directors, of a reasonable number of independent directors;

- Adjustment of the size of the Board of Directors to the characteristics of the Company;

- Duty of information and transparency, especially regarding the subject of corporate governance;

- Existence of internal rules that regulate the corporate governance system;

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

- Relevance of the role of the Secretary of the Board of Directors;

- Board of Directors’ Meetings: frequency, incentives for the participation of all the Directors and care in the writing of the minutes.

- Periodic financial information prepared in accordance with the same principles and professional practices of the annual reports and verification by the Audit and Control Committee.

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

2.

Principles of Corporate Governance

The fundamental principles of corporate governance of TELESP are included (i) in the Company’s Bylaws; (ii) in the Internal Regulation of the Board of Directors approved on April 20, 199 and (iii) in the CVM Recommendations about Corporate Governance, of June 2002; (iv) within its internal guidelines.

Regarding the principles that inspire the practice of corporate governance in TELESP, the following can be highlighted:

a. the maximization of the value of the Company;

b. the fundamental role of the Board of Directors in the supervision and administration of the Company;

c. the transparency of information in the relationships with its employees, shareholders, investors and clients,

d. the fairness in the treatment to the shareholders, as well as the transparency of the financial reports of the Company.

These are the principles of corporate governance that have guided the activities of the Board of Directors and its Committees.

Based on the principles listed above, Telesp, always looking to act with total transparency and trying to adapt the characteristics of the Brazilian market to some international concepts of corporate governance, that are already in placed at Telefónica, adopted the following guidelines to meet the principles of good corporate governance:

(i) Internal Code of Conduct – RIC. This Code, which will be described with more detail further on, establishes the basis for the behavior of the people affected by it, about the issues regarding the stock markets, not just regarding the strict respect to the current legislation, but also based on ethical and professional responsibility criteria.

(ii) Guidelines for the Disclosure of Information to the Markets. These Guidelines dictate the basic principles governing the processes and control systems of the disclosure of information of the Company, through which it seeks to ensure the quality and control over the information disclosed to the entities that regulate the stock markets and the markets in general, thus fulfilling the demands established for this subject by the legislation of the markets in which the Company’s shares are traded.

(iii) Guidelines for the Filing, Disclosure and Control of the Financial and Accounting Information. The Board of Directors, honoring its commitment of information to the markets, approved the guidelines that regulate the internal procedures and the control mechanisms related to the preparation of the financial and accounting information, guarantying the application of homogenous accounting practices and policies within the whole Group and establishing a periodical evaluation of the functioning of that system. With these guidelines, the demands established by the Sarbanes-Oxley Act are fulfilled.

(iv) Code of Conduct for Employees of Finance. This Code sets determined standards of conduct for the people that have positions of responsibility related to the finances of TELESP, and their access to privileged information and confidential files, in order to comply with the demands of the Sarbanes-Oxley Act and the norms of the NYSE.

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

With the objective of specify the process of attribution of responsibilities among the Corporate Units and the companies of the Group, standardizing, as far as possible, the actions of the companies of the Group in order to externalize the best practices, creating synergies, aiming economies of scale, and also guaranteeing the internal control performed by the Board of Directors, TELESP is following this guidelines, already approved by Telefónica:

(i) Group Operations with Centralized Decision (NCC 01)

The objective of this Guidelines is to assign determined functions the responsibility to reach a high degree of vertical integration within the organization in order to favor the mentioned joined actions, as well as to ensure the transmission of the vision and corporate view to the Business Lines. Furthermore, it seeks to establish the basic criteria for the decision making process in the different levels of the Group.

(ii) General Guidelines for Payments (NCC 02)

These Guidelines establish the conditions and general criteria that the responsibles of the units of the different companies of the Group affected by its contents will have to consider to set the payment conditions to the contracted companies (suppliers of the assets and services that are needed to perform their activities).

(iii) Contracting and Purchase of Assets and Services Criteria Guidelines (NCC 03)

These Guidelines establish the conditions, criteria and the authority for the purchase of assets, to order the execution of work or building, contracting services and any other operation that results in Telesp’s assumption of responsibilities in front of the suppliers.

(iv) Intra-Group Operations (NCC 06)

Even though, the treatment of intra-group operations is basically regulated in several documents, the Company understood that it was better to compile all the mandatory criteria into one specific guideline, and complete it through the inclusion of mechanisms of information, payment procedures for invoices that have been approved by the receptor and the unification of the criteria and procedures to reinforce the controls.

(v) Travel Guidelines: Conditions for the Employees holding a position lower than Manager (NCC 07)

These Guidelines establish the criteria regarding the travels and the assignments to be received, for positions equal or lower than manager, in order to compensate them for the expenses incurred when performing activities for the company outside the country.

(vi) Guidelines for Previous Approval of Services to be Rendered by the External Auditor

These Guidelines have as their objective to establish a procedure for the previous approval of auditing services to be rendered to the Company and/or companies of the Telefónica Group.

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

3.

Shareholder Structure

Shareholder Composition as of December 31, 2004:

TELESP	Common	Preferred	Total
SP Telecomunicações	83,038,516,733	23,983,413,678	107,021,930,411
	50.23%	7.31%	21.68%

Telefónica Internacional	57,002,343,740	*267,836,148,402	324,838,492,142
	34.48%	81.59%	65.81%

Others	25,279,346,129	36,452,510,659	61,731,856,788
	15.29%	11.10%	12.51%

Total number of shares	165,320,206,602	328,272,072,739	493,592,279,341

*	The participation of Telefónica Internacional in the preferred shares is made of ADRs, registered in the New York Stock Exchange.

3.1 – Shareholder Composition

The Capital Stock of the Company is composed of 493,592,279,341 shares, of which 165,320,206,602 are common and 328,272,072,739 are preferred shares, without par value. The subscribed capital stock, which is fully paid-in, is R$5,978,073,811.88 divided according to the table above.

The shares of the Company are in the book-entry form and are managed by the Depositary Agent Banco ABN Amro Real S.A., thus resulting in the fact that the Company does not hold a registry of shareholders. It is organized according to the laws of the Federative Republic of Brazil and filed with the CVM – Comissão de Valores Mobiliários. The shares are traded in the São Paulo Stock Exchange – Bovespa. The Company is registered with the SEC in the United States of America and its ADSs are traded in the New York Stock Exchange.

It is worth noting that on the date of approval of this Report, the process of reverse split of the shares that represent the capital stock of the Company is under way. Upon its conclusion, the common and preferred shares will be grouped in the ratio of 1,000 shares to 1 share of the corresponding class.

3.2 – Most Relevant Participations

According to the Company’s bylaws, there are two outstanding classes of shares: common and preferred shares. The common shares have full voting rights. The preferred shares have voting right in limited circumstances. As of December 31, 2004, SP Telecomunicações had 50.23% of the common shares and 7.31% of the preferred shares; Telefónica Internacional had 34.48% of the common shares and 81.59% of the preferred shares. Since Telefónica Internacional has 100% of the equity of SP Telecomunicações, its effective control represents 84.71% of the common shares, 88.90% of the preferred shares and 87,49% of the total capital stock. Therefore, it has the power to control the Company and its subsidiaries, including the power to appoint the directors, as well as to determine the direction of future operations, corporate restructurings and the period for dividend payments. The Company is not aware of any other shareholder that holds more than 5% of the common or preferred shares.

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

3.3 – Number of Shareholders

According to the information from the Depositary Agent of the Shares in Book-entry form Banco ABN AMRO Real S/A e da CBLC – Companhia Brasileira de Liquidação e Custódia regarding the balance as of March 31, 2005, the number of shareholders of TELESP, both natural persons as well as institutions was approximately 2.6 million shareholders. The table of shareholders of the Company is mostly composed by minority shareholders, originated in the expansion plans by autofinancing.

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

4.

The Board of Directors

According to the Company’s Bylaws, the administration of the Company is the responsibility of the Board of Directors and the Executive Board.

4.1 – Attributions of the Board of Directors

- to set the general guidelines for the businesses of the Company;

- to approve the budget and the annual business plan of the Company;

- to call for the General Shareholders’ Meeting;

- to approve the financial statements and the annual report and submit them to the General Shareholders’ Meeting;

- to appoint and to dismiss the members of the Executive Board and supervise its performance;

- to approve the internal regulation of the Company, defining its organizational structure, as well as to approve the internal regulation of the Board of Directors;

- to discuss about the issuance of shares by the Company, with capital increase and within the limits of the authorized capital, and the issuance of bonds;

- to discuss, empowered by the General Shareholders’ Meeting, the topics related to the issuance of bonds;

- to discuss the issuance of Commercial Papers and the issuance of shares of the Company under the deposit regime for the trading of the Depositary Receipts;

- to authorize the purchase of shares issued by the Company, to cancel them or to keep them in Treasury for future alienation;

- to authorize the alienation of real states and the assets directly related to the public telecommunication services in use, as well as the constitution of custom duties and giving guarantees to third parties’ obligations;

- to approve / authorize the assumption of any obligation, signing of contracts, the realization of investments and the purchase of assets not included in the budget of the Company, in an amount higher than R$250,000,000.00 (two hundred fifty million reais);

- to authorize the purchase of shareholder participation in other companies and the taxation or alienation of the shareholder participation;

- to approve the distribution of interim dividends and the payment of interests on the Company’s net worth “ad referendum” of the General Shareholders’ Meeting;

- to appoint or dismiss the independent auditors; to appoint and dismiss the chief of internal audit;

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

- to approve the plan of positions and salaries, the regulation and the headcount of the Company, collective work agreements, and the adoption of politics and retirement of pension funds;

- to authorize the creation of subsidiaries, agencies, branches and offices nationwide or abroad;

In the year 2004, the Board of Directors took resolutions about significant matters within its responsibilities, among which we can highlight:

- proposal of the Executive Board related to the distribution of interim dividends and the payment of interests on the Company’s net worth to the shareholders;

- re-election and election of executives

- approval of the structure of the Program of Distribution of Securities consisting of Bonds and Promissory Notes

- approval of the first issuance of Bonds within the Program of Distribution of Securities in the amount of up to R$1,500,000,000.00 (one billion, five hundred million reais)

- approval of the proposal for the purchase of the total shareholder participation in Atrium Telecom Ltda.

4.2 Composition of the Board of Directors.

The Company’s bylaws establishes that the Board of Directors will be composed, at least, of 5 (five) members, and at most 15 (fifteen) members, elected and subject to be dismissed by the General Shareholders’ Meeting.

The Company’s bylaws grant the preferred shareholders the right to appoint a member of the Board of Directors, in a separate voting, without the participation of the shares of the preferred controlling shareholder.

Board of Directors’ Profile

The members of the board of directors of TELESP are people with recognized capacity, and according with their knowledge, different origins, professions and specializations, provide the Board of Directors and the Company with their own professional experience, watching for the social interests, the achievement of the corporate objective and the protection of the corporate assets.

Mandate of the Directors

The Directors are elected for a mandate of 3 (three) years, and the re-election is allowed. In TELESP, this mandate is unified, that is, the mandate of all the Directors expire on the same date.

Current Composition of the Board of Directors

The Board of Directors of Telecomunicações de São Paulo S.A. – TELESP, as of the date of the present report, is composed of 13 (thirteen) Directors, which mandate expires on the date of the Ordinary General Shareholders’ Meeting of the year 2007. In the following table, we present the names, positions and date of election of the current Directors:

Executive Directors

Name	Position	Date of Appointment
Fernando Xavier Ferreira	Chairman	03/25/2004
Manoel Luiz Ferrão de Amorim	Director	03/25/2004

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

External Directors (non-Executives)

Name	Position	Date of Appointment
José María Álvarez Pallete López	Vice-Chairman	03/25/2004
Juan Carlos Ros Brugueras	Director	03/25/2004
Javier Nadal Ariño	Director	03/25/2004
Miguel Angel Gutierrez Mendez	Director	01/19/2005
Eduardo Navarro de Carvalho	Director	06/20/2005

Independent Directors

Fernando Abril-Martorel Hernández	Director	03/25/2004
Enrique Used Aznar	Director	03/25/2004
Luciano Carvalho Ventura	Director	03/25/2004
José Fernando de Almansa Moreno Barreda	Director	03/25/2004
Narcis Serra Serra	Director	01/19/2005
Luis Bastida Ibarguen	Director	01/19/2005

The composition of the Board of Directors of TELESP, with the presence of non-executive and independent directors, as well as those appointed by the preferred shareholders is in line with the recommendations generally accepted in terms of corporate governance.

4.3 – Internal Structure and Operation

Both the bylaws as well as the Internal Code of the Board of Directors establish that the Board will meet, ordinarily, once every three months and, extraordinarily, as many times as needed, through call issued by the Chairman. Therefore, the Board sets an annual calendar of ordinary meetings. During the year 2004, the Board of Directors of TELESP held 12 (twelve) meetings, which have an average duration of two hours each.

With the objective of guaranteeing an adequate preparation of the meetings and in order for all the members of the Board of Directors to have all the necessary information, the meetings have a pre-established agenda, which is informed to the Directors with an average of 05 (five) days in advance.

In order to facilitate all the information and clarifications needed regarding some of the subjects discussed, the main executives of the Company have done presentations on the topics under their responsibility. Regarding some specific subjects in the Brazilian Corporate Law, the members of the Audit Committee of the Company also attend to the meetings of the Board of Directors.

In all the meetings of the Board of Directors, the subjects submitted for their consideration are discussed in the rightful extension. The Directors participate in the debates and discussions, stating their opinion when they see it fit. The Chairman organizes the debates, promoting the participation of all the Directors in the discussions, and the usual custom is to ask the opinion of each member individually, especially in the subjects that are more relevant for the Company.

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

4.4 – Chairman of the Board of Directors

The Chairman of the Board of Directors of Telesp is appointed among its own members. According to the Company’s bylaws and the Internal Code of the Board, his specific attributions are:

(i) to represent the Board to call for the General Shareholders’ Meeting and in front of third parties;

(ii) to be the Chairman of the General Shareholders’ Meeting and to choose the Secretary among those present;

(iii) to call and be the Chairman of the meetings of the Board of Directors;

(iv) to guide the meetings of the Board of Directors, presenting and withdrawing subjects to be discussed;

(v) to implement the resolutions, opinions and recommendations of the Board of Directors;

(vi) to use the quality vote, granted to him by the Company’s bylaws, when there is a tie in the voting of the Board of Directors;

(vii) to authorize the implementation, in case of emergency, of acts ad referendum of the decision of the Board of Directors.

4.5 – Secretary of the Board of Directors

The Secretary of the Board of Directors, as established in the Internal Code of the Board of Directors, has as his attributions:

(i) to organize the work of the Secretary of the Board of Directors;

(ii) to elaborate the agenda of the meetings, once consulted with the Chairman, and notify the Directors of the contents of the agenda for each meeting at least 48 hours in advance;

(iii) to provide and send the call of notice to the Directors for each of the meetings;

(iv) to act as secretary for the works and prepare the minutes of each meeting, providing its filing when applicable;

(v) to keep under his responsibility the documents of the meetings and the registry book of the meetings of the Board, watching for its confidential nature;

(vi) to provide the disclosure of the resolutions and recommendations of the Board of Directors, when applicable;

(vii) to arrange, within the Company, the collection of necessary documents for the discussion on the topics of the meetings of the Board of Directors;

(viii) to inform the members of the Board of Directors about the processes under way;

(ix) to execute other acts that are determined by the Board of Directors or its Chairman.

4.6 - Committees of the Board of Directors

4.6.1. Audit and Control Committee

In December 2002, the Audit and Control Committee was established as an auxiliary body and linked to the Board of Directors, having its own regulation approved by it.

Its members are chosen periodically among the members of the Board of Directors, not belonging to the Executive Board, and its mandate last the same as their mandate for the Board of Directors.

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

Without compromise of any other functions assigned by the Board of Directors, the Audit and Control Committee will be in charge to inform and/or make recommendations to the Board of Directors regarding the following topics:

- Appointment of the external auditor, the contracting conditions, and the scope of its professional mandate and, in case it applies, the dismissal or extension of the contract;

- To revise and analyze the accounts of the Company, watching for the compliance with the legal requirements and the rightful application of the generally accepted accounting principles;

- To revise and analyze the results of each internal or external audit, as well as the provisions of the Executive Board related to the recommendations of such audits;

- To verify the adjustment and integrity of the internal control systems;

- The compliance of the external audit contract, seeking that the opinion about the annual results and the main contents of the audit report are written in a clear and precise way;

- To receive from the internal auditor the information about the significant deficiencies of the control systems and the financial conditions detected.

This Committee, at the date of the present report, is composed by the following members of the Board of Directors:

- Enrique Used Aznar

- Luis Bastida Ibarguen

- Miguel Angel Gutierrez Mendez

The regulation establishes that the Control and Audit Committee will have periodical meetings according to necessity, at least 04 (four) times per year. During the year 2004, this Committee held 05 (five) meetings.

The meetings were held in accordance with the previously fixed agenda that was notified to the members of the Committee with at least 05 (five) days notice prior to the meeting. The decisions and recommendations taken in the meetings are written in the minutes of the meeting and reported to the Board of Directors.

Besides the members of the Audit and Control Committee, usually participate in the meetings the representative of the internal and external audit, the accountant and the Vice President of Finance and Administration of the Company, presenting topics of their respective competence. Other members of the Executive Board can also be invited to attend to the meetings to present topics that are of interest for the Committee.

During the year 2004, we can highlight, among others, the following topics discussed by the Committee:

- Quarterly financial results of the Company;

- Internal Audit Reports;

- External Audit Reports.

- Independent auditor contracting process.

4.6.2. Appointments, Compensations and Corporate Governance Committee:

The Appointments, Compensations and Corporate Governance Committee was established by the Board of Directors. The members of this Committee will have their functions by the same term of their mandates in the Board of Directors.

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

Without compromise of any other functions assigned by the Board of Directors, the Appointments, Compensations and Corporate Governance Committee will be in charge to inform and/or make recommendations to the Board of Directors regarding the following topics:

- Appointment of executives according to the bylaws of the Company and its subsidiaries;

- Compensation limits to the executives specified in the Company’s bylaws;

- Standard contract for the executives specified in the Company’s bylaws;

- Compensation regime for the members of the Board of Directors and periodic reviews;

- Incentive plans in the area of compensations;

- Compensation policy of the members of the Board of Directors and executives specified in the Company’s bylaws;

- Annual Report of Corporate Governance of the Company.

Currently, this Committee is composed by the following members of the Board of Directors:

- Fernando Xavier Ferreira

- Javier Nadal Ariño

- Juan Carlos Ros Brugueras

- José Fernando de Almansa Moreno-Barreda

4.6.3. Service Quality and Customer Service Committee

The Service Quality and Customer Service Committee was established by the Board of Directors of the Company and is composed by the participation from 3 (three) to 5 (five) Directors, periodically chosen among the members of the Board of Directors. The majority must not belong to the Executive Board of the Company, while the Chairman of the Service Quality and Customer Service Committee will be appointed among its members. The members of this Committee will have their functions by the same term of their mandates in the Board of Directors.

The Service Quality and Customer Service Committee will be in charge to inform an/or make recommendations to the Board of Directors regarding the following topics:

- To exam, analyze and periodic follow up of the quality indexes of the main services rendered by the Company;

- Commercial service levels to the clients of the Company.

Currently, this Committee is composed by the following members of the Board of Directors:

- Eduardo Navarro de Carvalho

- Javier Nadal Ariño

- Luciano Carvalho Ventura

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

5.

The Executive Board

According to the Company’s bylaws, the Executive Board is made up of at least 3 (three) and at most 12 twelve members; it is the active and passive representation body of the Company, befalling upon it and its members responsibilities the execution of all necessary or convenient acts for the management of the business of the Company. The members of the Executive Board are elected by the Board of Directors for a mandate of 3 years, with the possibility of re-election. The specific competences of each of the members of the Executive Board are defined in the Company’s bylaws.

Collectively, it is of competence of the Executive Board the following:

- to propose the Board of Directors the general plans and programs of the Company and the alienation or taxation of the assets of the Company and all the assets related to the rendering of telecommunications service while being in use;

- to elaborate the financial results and the proposal for the distribution of dividends;

- to authorize, within the limits established by the Board of Directors, the alienation or taxation of the assets in the long-term assets account not related to the rendering of telecommunication services and those related to such services, provided they are deactivated or useless;

- to ratify the purchases of supplies and equipments and the contracting of goods and services;

- to ratify the sale of current assets;

- to authorize the contracting of financing and loans by the Company.

At the date of the present report, the Executive Board was composed by 12 members, whose mandate will expire in the date of the General Shareholders’ Meeting of 2007, and are:

Name	Position	Date of Election
Fernando Xavier Ferreira	President	03/23/2004

Manoel Luiz Ferrão de Amorim	Chief Executive Officer	03/23/2004

Stael Prata Silva Filho	Executive Vice-President of Strategic Planning and Regulation	03/23/2004

Gilmar Roberto Pereira Camurra	Vice-President of Financial Planning	03/23/2004

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

Name	Position	Date of Election
Pedro Lucas Antón Lázaro	Vice-President of Administration and Finance and Investor Relations Officer	07/19/2004

Mariano Sebastian De Beer	Commercial Vice-President for Businesses	03/23/2004

José Carlos Misiara	Vice-President of Human Resources	03/23/2004

Fábio Silvestre Micheli	Vice-President of Network	03/23/2004

Odmar Geraldo Almeida Filho	Commercial Vice-President for Residential Clients	03/23/2004

Bento José de Orduña Viegas Louro	Vice-President of National Businesses	01/19/2005

José Antônio Gallego Garcia	Vice-President of Regulation and Businesses with Operators	06/20/2005

Manuel José Benazet Wilkens	Vice-President of Organization and Information Systems	03/23/2004

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

6.

Impediments, Duties and Responsibilities of the Managers

The Law #6404/76 has a chapter composed by 21 articles that deals about the competence, requirements, impediments and conflicts of interest, compensation, substitution, investiture, duties and responsibilities of the managers.

According to the law, the following are not eligible for the position of manager of the Company: people impeded by special law or convicted of the crimes specified by law, people sentenced with suspension or temporal disqualification applied by the Comissão de Valores Mobiliários and people that hold positions in companies that may be considered as competitors in the market.

Among the duties of the managers, we can highlight, among others, the following:

- the duty of diligence, which states that while performing his duties, the manager must have the caution and diligence that every active and honorable man is used to commit in the administration of his own businesses,

- the duty of loyalty, which determines that the manager must keep reservation about the Company’s business, and is forbidden : (i) to use the business opportunities to which he is entitled in function of his position, (ii) to fail in the protection of the Company’s rights aiming to get personal advantages or for third parties, (iii) to purchase, to make a profitable resale, of assets and rights that are necessary for the Company,

- the duty to pursue the objectives and interests of the Company,

- the duty of abstaining to participate in businesses that have conflicting interests with the Company,

- the duty to inform the property and communicate the trading of securities issued by the Company or companies belonging to the same group,

- the duty to maintain reservation about the information that has not been yet disclosed to the market, acquired in function of his position, and capable of influencing in the quotation of the securities, being forbidden to make use of such information for personal advantage or for third parties,

- the duty to inform the market about the resolutions of the General Shareholders’ Meeting or other administrative bodies, or the relevant facts occurred in the Company’s business that may influence in the decision of the investors of the market, in order to buy or sell securities issued by the Company.

Regarding the duties of keeping reservation and inform the relevant fact and the duty to inform the ownership and trading of securities issued by the Company, the Comissão de Valores Mobiliários – CVM issued the Instruction CVM #358 which deals with that topic. As a result of this Instruction, the Board of Directors approved the Policy for the Disclosure of Relevant Facts and Acts, policy applicable to the members of the Board of Directors, members of the Executive Board, members of the Audit Committee and other employees that as a result of the position they hold, have access to relevant information of the Company. Additionally, the previously mentioned Internal Code of Conduct has been approved.

Furthermore, the Managers are forbidden:

- to benefit third parties at the expense of the Company;

- to borrow or use for its own advantage, third parties’ or of a company in which he has interests, of the resources or assets of the Company without the previous authorization of the General Shareholders’ Meeting, or the Board of Directors in the case of the Executive Board;

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

- to receive from third parties, without being authorized by the bylaws or the General Shareholders’ Meeting, of any kind of personal advantage, direct or indirect, in light of the position he holds.

6.1 - Extension of Duties to Significant Shareholders:

According to the corporate law and CVM regulations, the controlling shareholders will have to immediately inform the significant modifications in their shareholder position in the Company to the Comissão de Valores Mobiliários, the stock market and the market in general.

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

7.

Compensation of the Management

The compensation of the management is determined by the General Shareholders’ Meeting in accordance with the corporate law. The General Shareholders’ Meeting of the year 2005 set the global annual compensation of the managers in R$23,500,000.00 (twenty three million, five hundred thousand reais).

The Executive Directors receive their compensation by the performance of their executive functions, while the individual value received by each Executive is set by the Board of Directors, following the recommendation of the Appointments, Compensations and Corporate Governance Committee, composed by members of the Board of Directors.

The values of the global compensation of the managers are disclosed to the market through the minutes of the General Shareholders’ Meeting, which is put at the disposal of the shareholders and the society in general by means of its filing with the Comissão de Valores Mobiliários and the Stock Market, as well as its publishing in the media, according to the current legislation.

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

8.

The Audit Committee

The Audit Committee is a mandatory body in the Brazilian listed companies, and the Company’s bylaws have to regulate its functioning, whether on a permanent basis or not. Within TELESP, the Audit Committee is kept on a permanent basis. It is not an administrative body, but an audit body of the Company’s management and of its executives’ acts.

The members of the Audit Committee are elected by the General Shareholders’ Meeting for a mandate of 1 year and their re-election is possible. The corporate law grants the preferred shareholders the right to elect one effective member and one alternate member for the Audit Committee, in a separate voting, without the participation of the preferred shares of the controlling shareholder.

As established in the legislation, the compensation of the members of the Audit Committee, besides the reimbursement of displacement and travel expenses related to their function will be set by the General Shareholders’ Meeting that elects them, and may not be lower, for each acting member, than 10% (ten percent) of the average granted to each Manager, not including the profit share.

According to the law, it will be composed of 3 to 5 effective members and the same number of alternates. At the date of the current report, the Audit Committee of Telesp is composed by 4 (four) effective members and 4 (four) alternate members elected on March 30, 2005, with mandate until the date of the General Shareholders’ Meeting of 2006. The members are as follows:

Wolney Querino Schuler Carvalho (Effective)

Suely Valério Pinoti (Alternate)

Cleuton Augusto Alves (Effective)

Milton Shigueo Takarada (Alternate)

Oswaldo Vieira da Luz (Effective)

Gilberto Carlos Rigamonti (Alternate)

Isabel da Silva Ramos Kemmelmeier (Effective *)

Eduardo de Almeida Santos (Alternate *)

(*)	nominated and elected by the preferred shareholders

8.1 – Impediments, Duties and Responsibilities of the Managers:

For the position of member of the Audit Committee, only persons, residents in the country, with an undergraduate degree, or having held for a minimum of 3 (three) years the position of business administrator or member of the Audit Committee, can be elected.

The members of the Audit Committee have the same duties that the managers (the members of the Board of Directors and the Executive Board) and are liable for any damage resulting from the omission while performing their duties and acts executed with guilt or deceit, or in violation of the law or the Company’s bylaws. They must perform their duties pursuing the sole benefit of the Company.

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

8.2 - Attributions

The main attributions of the Audit Committee are to review the financial statements and issue their opinion on them, auditing the acts of the managers, issuing an opinion on the Annual Report and the proposals of the management to be submitted to the General Shareholders’ Meeting, regarding the modification of the Company’s bylaws, the capital budget, the distribution of dividends and the operations of incorporation, merger and spin-off.

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

9.

Shareholder Participation of the Managers and members of the

Audit Committee in the capital of the Company

The law requires that a person must be a shareholder in order to qualify as member of the Board of Directors of a company.

Nevertheless, it is required that the managers of the company, as well as the members of the Audit Committee, declare to the Comissão de Valores Mobiliários and Stock Exchange, the occasional ownership of securities issued by the company or companies of the same group. They are also required to inform any modification in their respective shareholder position.

At the date of the current Report, the Office of Shares, that keeps such information duly updated with the CVM has the following shareholder positions for the managers (members of the Board of Directors and the Executive Board) and the members of the Audit Committee:

Name	Shares owned
BOARD OF DIRECTORS
Fernando Xavier Ferreira (*)	30 ON
José Maria Álvarez-Pallete López	01 ON
Manoel Luiz Ferrão de Amorim (*)	02 ON 136.986 PN
Miguel Ángel Gutiérrez Méndez	01 ON
Luciano Carvalho Ventura	01 ON
Enrique Used Aznar	01 ON
Luis Bastida Ibarguen	01 ON
Fernando Abril Martorell Hernández	01 ON
Eduardo Navarro de Carvalho	01 ON
Javier Nadal Ariño	3.533 ON
José Fernando de Almansa Moreno-Barreda	01 ON
Juan Carlos Ros Brugueras	3.526 ON
Narcis Serra Serra	01 ON

EXECUTIVE BOARD
Stael Prata Silva Filho	184.794 ON 38.936 PN
Gilmar Roberto Pereira Camurra	01 ON
Pedro Lucas Antón Lázaro	0
Fábio Silvestre Micheli	01 ON
Mariano Sebastián De Beer	0
Odmar Geraldo Almeida Filho	0
José Carlos Misiara	4.817 ON 12.548 PN
Bento José de Orduña Viegas Louro	900 ON 01 PN
José Antonio Gallego García	0
Manuel José Benazet Wilkens	0

AUDIT COMMITTEE
Isabel da Silva Ramos Kemmelmeier	03 PN
Wolney Querino Schuler Carvalho	0
Cleuton Augusto Alves	0
Oswaldo Vieira da Luz	0
Eduardo de Almeida Santos	0
Suely Valério Pinoti	18 ON 20 PN
Milton Shigueo Takarada	0
Gilberto Carlos Rigamonti	0

TOTAL	386.126 shares that represent 0.0000782% of the capital stock

ON –	common shares
PN –	preferred shares
(*)	Director and member of the Executive Board

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

10.

Internal Audit

The Company has a General Director of Internal Audit with the following attributions:

•	To elaborate and execute the working plans and programs of auditing.

•	To elaborate and supervise within the Company the process of business risk evaluation.

•	To issue report containing analysis and recommendations for the improvement of processes and supervise their implementation.

•	To advise the management of the Company in any subject related with auditing.

According to the Company’s bylaws, the Board of Directors of the Company has the attributions to appoint and dismiss the executive that will run the Internal Audit of the Company.

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

11.

The Markets

11.1 – Investor Relations Area

Aiming to keep the transparency of TELESP and seeking to be closer to the financial market, the Company has an Investor Relations Area that takes care of the shareholders and institutional investors relations. This area started to operate before the privatization, providing support for the trading of the Company’s shares in the São Paulo Stock Market, and later on the New York Stock Exchange. This area has as its main function to design and execute the communication program of the Company for the national and international financial markets, aiming to inform and explain the main strategic, operational, organizational and business actions of the Company and cooperate with the adequate valuation of the securities issued by the Company.

Consequently, Telesp may organize, through this area, informational meetings about its performance and may invite the shareholders and institutional investors, both national and foreign. Depending on the subjects to be presented, high executives may be attending the meetings.

In 2004, more than 100 meetings with investors and analysts were held, including direct contacts and by telephone, mainly with investors from Brazil, as well as from Europe and the United States.

Finally, the Investor Relations Area performs a periodical analysis of the information needs of the shareholders and analysts of the Company, as well as the evolution of the shareholders and bondholders structure, aiming to increase the utility of the disclosed information and make possible that TELESP is on the lead within its sector in terms of transparency and accessibility.

11.2 Disclosure of Information to the Markets

The Guidelines for Disclosure of Information to the Markets established that the following specific functions related to the market are to be developed through the Disclosure Committee:

a. To supervise the public periodic information of financial nature, when necessary.

b. To execute acts and take any measures necessary to insure the transparency of the Company with the financial markets, particularly informing them of any acts, decisions or circumstances that may be relevant for the trading of the shares.

c. To execute acts and take any measures necessary to promote the correct valuation of the shares of the Company, particularly avoiding manipulations and abuse of privileged information.

On the other hand, the Disclosure Committee is committed to adopt the necessary measures to insure that the financial information to be disclosed to the markets is prepared considering the same principles, criteria and professional practices that are used to prepare the Annual Report, thus having the same reliability as the latter.

Moreover, in compliance with the established by the applicable legislation, the Company informs all and each of the regulatory bodies of the markets where its securities are traded, by means of the adequate communication of the relevant facts, of prompt information related to any event that is related to the Company and may be significant.

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

Along this real time information and besides the regulatory requirements, TELESP is aware of the importance of the periodic financial information about the results. As a consequence, the Investor Relations Area carries on a special communication effort of the financial results through its mailing list and is constantly available for the financial community in order to solve any doubt or question that may arise.

On the other hand, the Company provided information to the investors and shareholders through the different Information Prospectus, either annual or reduced, filed with the different regulatory bodies of the stock markets.

Furthermore, all this information is available in the Web Site of the Company. Particularly, it is worth noting that the design and administration of a specific Web Site for the Investor Relations Area was established as one of the most relevant tools in achieving the objective of transparency in the distribution of updated information to the market, guaranteeing the simultaneous and non-discriminatory access. Currently, the Investor Relations Web Site has several sections that ease the access to all the financial, operational and strategic official information disclosed by the Company to the different regulatory bodies and the market in general (http://www.telesp.com.br).

Finally, it is worth noting that the approved policy of transparency and information of the Telefónica Group which has international recognition, also orients TELESP in that sense, giving value to the quality, depth and response time in the relationship with its investors.

11.3 – Operation of the General Shareholders’ Meeting

According to the Company’s bylaws, the General Shareholders’ Meeting are called for by the Board of Directors.

The law dictates that a mandatory Ordinary General Shareholders’ Meeting must be held in the 4 (four) first months of the fiscal year, aiming to approve the annual report of the management, balance sheet and financial statements of the previous year, discuss about the destination of the results and elect managers and members of the Audit Committee, if applicable. Extraordinary General Shareholders’ Meetings can be called for, whenever needed, to decide about other subjects of interest for the Company.

The call of notice of the General Shareholders’ Meeting is published according to the established by the law in the official press and in a newspaper of national circulation. Besides that, it is also informed in New York through the SEC, where the securities of the Company (ADRs) are traded.

According to the law, all the documentation related to the agenda is available to the shareholders in the Company’s headquarters. Furthermore, the documentation regarding the annual report of the managers, the balance sheet and financial statements are published in the media at least 30 (thirty) days in advance of the Ordinary General Shareholders’ Meeting, in order to facilitate the analysis of such documents by the shareholders.

For the Ordinary General Shareholders’ Meeting of 2005, besides the controlling shareholders, 21 shareholders representing 0.48% of the capital stock were present.

11.4 – Internal Code of Conduct (“RIC”).

Regarding the adoption of conduct guidelines to prevent possible infractions regarding the use of privileged information and related maters, the Board of Directors, as previously discussed, approved the Internal Code of Conduct for subjects related to the stock markets.

Corporate Governance Report Telecomunicações de São Paulo S/A - TELESP Year 2004

This Code is applicable to all the people that have a greater and frequent contact with privileged information of the Company, including the high executives and the members of the Board of Directors, as well as employees that due to the execution of their functions may have a regular access to this kind of information.

This Code does not only cover the general prohibition to perform operations with the securities of the Company and the Group while on possession of privileged information, but goes beyond that, establishing wide temporary restrictions in those moments in which objectively exists privileged information within the Company, for example, the month the precedes the elaboration and approval of the annual accounts by the Board of Directors of the Company. Additionally, it mandates that the securities purchased are to be kept for a minimum period, in order to stop the speculation with the securities of the Company.

On the other hand, this Code details the principles to be followed in situations of conflict of interests, establishing the obligation to disclose such situations and the modifications that may be produced in them.

The RIC creates a Committee of Guidelines Enforcement in charge to watch over the good development of the RIC, and also creates a Unit of Guidelines Enforcement, in charge of the effective execution of the duties established by that Code.

June 20, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: August 12, 2005	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director